

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 21, 2009

Mr. Curtis L. Dinan
Chief Financial Officer
ONEOK Partners, L.P.
100 West Fifth St.
Tulsa, OK 74103

> **Re:** **ONEOK Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31 2008**
> **Filed February 25, 2009**
> **File No. 1-12202**

Dear Mr. Dinan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief